UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                  SMALL BUSINESS ISSUERS Under Section 12(b) or
                   (g) of the Securities Exchange Act of 1934

                                  RABATCO, INC.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in our charter)


             Nevada                                     87-0616344
-------------------------------------      ------------------------------------
(State or other jurisdiction of            (I.R.S. Employer Identification No.)
 incorporation or organization)


114 W. Magnolia Street. Suite 400-117
       Bellingham, Washington                             98225
----------------------------------------           -----------------
(Address of principal executive offices)               (Zip Code)


                    Issuer's telephone number: (360) 392-2868

           Securities to be registered under Section 12(b) of the Act:

              None
---------------------------------------     ----------------------------------
Title of each class to be so registered     Name of each exchange on which each
                                               class is to be registered

           Securities to be registered under Section 12(g) of the Act:

                 Common Stock, with a $0.001 par value per share
--------------------------------------------------------------------------------
                                (Title of Class)

                                 Not Applicable
--------------------------------------------------------------------------------
                                (Title of Class)

                                TABLE OF CONTENTS

                                                                                                  Page
                                                                                                  ----
PART I        ......................................................................................1

ITEM 1        DESCRIPTION OF BUSINESS...............................................................1
ITEM 2.       MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION............................12
ITEM 3        DESCRIPTION OF PROPERTY..............................................................15
ITEM 4        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.......................15
ITEM 5        DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS  AND CONTROL PERSONS........................16
ITEM 6        EXECUTIVE COMPENSATION...............................................................19
ITEM 7        CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.......................................22
ITEM 8        DESCRIPTION OF SECURITIES............................................................22

PART II       .....................................................................................24

ITEM 1        MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER
                RELATED STOCKHOLDER MATTERS .......................................................24
ITEM 2        LEGAL PROCEEDINGS....................................................................24
ITEM 3        CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS........................................24
ITEM 4        RECENT SALES OF UNREGISTERED SECURITIES..............................................24
ITEM 5        INDEMNIFICATION OF DIRECTORS AND OFFICERS............................................25

PART F/S      FINANCIAL STATEMENTS

PART III

ITEM 1.       INDEX TO EXHIBITS

NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitutes "forward-looking statements," including without limitation statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, as well as all projections of future results. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results or achievements to be materially different from any of our future results or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to the following: our lack of an operating history, our lack of revenues and unpredictability of future revenues; our lack of functional operating systems, distribution and web site infrastructure; our future capital requirements to develop our operating systems, distribution systems, web site and administrative support systems; intense competition from established competitors with greater resources; our reliance on internally developed systems and system development risks; the risks of system failure; our dependence on the Internet; the uncertainty of participating in developing a market; our reliance on third parties and lack of agreements with such third parties; the risks associated with rapidly changing technology; intellectual property risks; risks associated with online commerce security; the risks associated with governmental regulations and legal uncertainties; and the other risks and uncertainties described under "Description of Business - Risk Factors" in this Form 10-SB. Certain of the forward looking statements contained in this registration statement are identified with cross-references to this section and/or to specific risks identified under "Description of Business - Risk Factors".

                                     PART I

ITEM 1   DESCRIPTION OF BUSINESS

Our Business

We, Rabatco, Inc., were incorporated under the laws of the State of Nevada on June 16, 1977. From our inception in 1977 through 1982, we were primarily engaged in the business of mineral resource exploration. We remained inactive from 1982 to 1998. See "History of Our Company." On January 24, 2000, we agreed to acquire MindfulEye.com Systems Inc., subject to the completion of a definitive agreement. On March 13, 2000, we completed the acquisition of MindfulEye.com Systems Inc. See "Our Acquisition of MindfulEye.com Systems Inc." We intend to change our name to MindfulEye, Inc. and to complete the development and commercialization of the technologies developed by MindfulEye.com Systems Inc.

We have not been subject to any bankruptcy, receivership or similar proceeding.

We are in the process of completing the development of a technology that is designed to provide subscribers to our service sources topic-related content available on the Internet. Our technology is expected to browse and monitor Internet website for specific types of information, including chat room discussions, newswire postings and published reports; rank it according to the number of times such information appears on websites monitored by us; and deliver it to our subscribers in a summarized format. Once our technology is fully developed, we anticipate that subscribers will be able to select a number of delivery options for receiving the information we collect, including cell phone, pager, email, web, fax, and instant messaging.

Our system is being developed in a modular fashion so that each content source will have a dedicated collection system that will permit us to add new feeds quickly as they become available. Our web module, for example, is based on existing web crawling technology that is supported by our own proprietary technology, "FeedMaps," which is designed to quickly isolate and extract relevant content and place it into a database format. We anticipate that our subscribers will be able to subscribe for information related to specific topics, including investor information on specific companies, indexes or markets. Our technology is designed to monitor, rank and deliver the information to the subscriber in a summarized format.

We have not completed the development of the technology related to the services that we intend to provide, and we cannot assure you that we will successfully complete such development or that our subscription service will be commercially successful.

Our principal office is located at Suite 300, 355 Burrard Street, Vancouver, British Columbia, V6C 2G6. Our World Wide Web address is http://www.MindfulEye.com. Information contained on our website should not be considered part of this Registration Statement.

Our Product

The first subscriber service that we intend to provide is designed to monitor the content on investor related Internet web sites for information of interest to a subscriber. Our service will monitor information related to specific companies selected by the subscriber, rank it, retrieve and organize relevant content, and deliver the content in a summarized format to our subscriber. We anticipate that we will be able to deliver sourced content immediately, batched in time periods, or summarized in daily reports. We anticipate that our subscriber may elect to have the content delivered by one of several methods:

     Via PCS, cell phone/pager: Short alert messages can be sent directly to the screens of PCS (Personal Communications Services), which is a new type of device that uses digital transmission of voice and data to wireless handheld devices, wireless cellular phones and pagers. Our initial service will deliver this information via email at first, then we anticipate we will use SMS technologies (Short Message Service), which allows users to receive or transmit short text messages using a PCS wireless phone.

     Via instant messaging: We intend to use ICQ ("I Seek You"), a chat program available from AOL for a number of operating systems. ICO can be used to deliver alerts directly to the screens of subscribers. We may add additional instant messaging services in the future.

     Via fax report: We plan to use a fax delivery service to deliver a fax report to our subscribers at their home or office fax.

     Via web page: An easy-to-navigate web page, customized for each customer, shows what alert "hits" the system has identified. Subscribers can access this information through our website at www.mindfuleye.com.

     Via email: An email can be sent to the customer containing either a notification of an alert and link to our website, or the complete information in the body of the message.

Based on discussions with potential subscribers, we believe that the ability to customize the delivery of information is a distinguishing feature of our technology.

We will not offer investment advice or recommend specific securities. Our subscribers will select the companies they would like information about.

There is no requirement for any government approval of our principal products or services. There are no existing or probable governmental regulations, which will have a material affect on our currently anticipated product or service offerings.

Although we anticipate that we may offer additional services in the future, none have been publicly disclosed to date.

Our Technology

     Platform

Our technology is being developed using open system technologies on the Microsoft Windows 2000 Advanced Server platform. We anticipate that this will allow for future communications with non-Microsoft systems should the need ever arise.

     Data storage

We use Microsoft SQL Server 7.0 (on Windows 2000 Advanced Server) for data storage. We believe that this product offers the scalability to allow us to expand our web site in feeds and service offerings.

     User account management

We plan to work with Microsoft, using its "Passport" system to outsource user authentication. We believe this will relieve us of the network and administrative burden of account management and allow us to focus on strategic decisions and developing our core technologies.

     In-feeds

We have developed most of our in-feeds in PERL, a general-purpose programming language. Our tracking software allows us to monitor in-feeds from investor related web sites, and wire services investor related chat rooms, such as SiliconInvestor.com, RagingBull.com, StockHouse.com, Yahoo! Finance, and Quicken.com. We also in-feed stock information and stock quotes through a dedicated link from Standard & Poors. Our technology processes the communication from in-feeds and the data stored on our server using simple network shared drives. After processing this data, we transmit processed data to our subscribers as out feeds.

While we plan to continue to add new in-feeds after the initial launch of our service, we intend to broaden our offerings by expanding into coverage of additional media, including monitoring television coverage via closed-captioning text, and/or monitoring newscasts over digital radio. This expansion is expected to attract a wide-range of new customers whose interest may include what is being said about particular companies and organizations on the Internet and which may not be investment-related.

     Out-Feeds

We use Visual Basic COM objects (on Windows 2000) to program our out feeds so that they can be invoked by SQL Server triggers. The initial version of our service will use e-mail to alert most of our subscribers through regular e-mail, PCS, pager and fax. We anticipate that later versions will interface with these modes of communications directly by sending SMS messages directly or using WAP (Wireless Application Protocol), a global standard for developing applications over wireless communication networks to allow subscribers to access the MindfulEye.com database from their wireless devices.

Our Research and Development

We acquired our technology by acquiring our subsidiary MindfulEye.com Systems Inc., then a private British Columbia company. The four founders of MindfulEye.com Systems Inc., Tod Maffin, Todd Cusolle, Amanda Kerr, and Ray Torresan, developed the initial prototype of our technology and our business plan at a cost of approximately $227,000. They spent approximately one year, full-time developing our technologies and our business plan.

We currently employ 11 programmers and developers, including the founders of MindfulEye.com Systems Inc. We also currently employ 1 office manager and 1 receptionist. We have employment agreements with all programmers, developers and administration staff. We have no employment agreements with any of the founders at this time. We also engage Dave Edis of Interactive Tools to assist us in the development of our technologies.

Our Marketing Strategy

Our initial marketing program to support launch will be to use media relations with a goal of creating positive image of the company and awareness of the company's service offering. Our branding strategy will be to brand our first subscriber service as "The ultimate trading advantage."

We intend to use the following marketing programs to support the launch of our web site, provided that sufficient financing is available:

     Investment Industry Relations: Members of our advisory board members include senior executives at Merrill Lynch, TD Waterhouse, Manulife and Trimark Investments. We intend to provide introductory trial subscriptions, free of charge, to members in the investment community to develop relationships in with these individuals and their companies and to demonstrate our services. We believe that these trials will lead to subscriptions and recommendations of our services to clients of these companies.

     Media Relations: We intend to launch a targeted media relations program designed to build awareness of our service offerings. The goal of this program will be to obtain publicity and coverage in major business media, print and online.

     User Referral Marketing: We will employ user referral marketing techniques to try to use our delivered product as a marketing vehicle. For example, service fax cover sheets will have a message indicating how others can sign up and encouraging referrals. Our free trial services will be upgradeable to full subscriptions without cost by referring a certain number of subscribers to our service. In the future our services may include an ability to "publish" selected hits on a shared workgroup web site, allowing others to view the content without subscribing.

     Advertising: We intend to launch an advertising program using a combination of print and television advertising, provided we are able to obtain adequate financing. Our media strategy is expected to use advertisements in investor oriented publications and may include ads in publications such as:
     The Wall Street Journal, Barron's, Institutional Investor, New York Times, Registered Representative, Forbes, Money, Inc., Globe & Mail, etc.

     Personal Sales: We intend to generate awareness of our services by attending investment and industry tradeshows. We would attend both as exhibitors, whenever possible, and as speakers. Our president, Tod Maffin, is currently represented by a speaking bureau and makes more than 50 appearances annually at conferences, company meetings, etc.

     Online Marketing: We also plan to use online media to promote our services by running banner ads on investor related web sites and by maintaining our web site at http://www.MindfulEye.com.

We have not entered into any arrangements or agreements to promote our services and we cannot assure you that we will successfully market our services as planned. We currently do not have sufficient resources to implement all of the marketing programs that we intend to use. Unless we are able to raise additional financing or generate sufficient revenues from our operations, we may not be able market and promote our services effectively.

Industry Background

     Growth of the Internet

The Internet is an increasingly significant global medium for communications, content and online commerce. There are an estimated 97 million users of the Internet and that number is anticipated to grow to approximately 320 million by 2002 according to Forrester Research Inc. The growth in Internet usage can likely be attributed to factors such as:

     i) the large and growing base of installed personal computers in the workplace and at home,
     ii) advances in the performance and speed of personal computers and modems,
     iii)      improvements in network infrastructure, and
     iv) easier and cheaper access to the Internet and increased awareness of the Internet among businesses and consumers.

The Internet has become an attractive source for information as the functionality, accessibility and overall usage has increased over the last few years. The Internet and other online services are evolving into a unique information channel that allows access to millions of sources of published information 24 hours a day. Generally the cost of publishing on the Internet is lower than traditional mediums and the Internet offers the ability to reach and serve a large and global reader base electronically from a central location.

As the Internet grows in popularity, we believe that the Internet is becoming crowded and that opportunities exist for companies that are able to assist users in finding information and web site content in a timely and efficient manner. As consumers are becoming more comfortable with using, interacting and obtaining content from the Internet, we believe they are also looking for direct access to their specific areas of interest or need. This has lead to us to begin developing search tools that focus on specific types of information content and categories of interest.

The search engine companies, such as Yahoo!, AOL, AltaVista, Excite, Hotbot, Infoseek, Lycos, MSN, Netscape and others, have responded to the market demand for better organization and increased service and have evolved into what are today referred to as portals or content channels. Other companies have developed systems that are focused on specific areas of interest, such as food, health issues, entertainment, children, senior citizens, lifestyles and investing.

     Investment Information Services

We intend to offer investment information services by monitoring the information publicly available on the Internet, the wire services and other sources and transmitting this information in a convenient format to our subscribers. Based on our observations, a number of factors are converging to provide growth in this category:

     Interest in investing: Consumer investors are becoming more aware of investment information resources, including a number of web sites such as Motley Fool, SiliconInvestor.com, RagingBull.com, StockHouse.com, Yahoo!Finance, and Quicken.com, a number of books on investing and investor newsletters. This along with the recent appreciations in the capital markets have led to a greater number of investors and an increased number of persons talking about their investments online.

     General  Internet  penetration:   The  Internet  continues  to  grow  at  a
     phenomenal rate and there are an increasing number of web sites dedicated to providing investors with information on the Internet.

     More public companies: The publicized success of IPOs and the increased availability of public financing has led to an increased number of public companies. In addition, the creation of new trading venues such as the CDNX and ECN, and an increased interest in international public markets have led to an increased number of public companies that are of interest to investors.

We believe that this increased activity will provide opportunities for companies that develop services that assist investors in managing investor related information and deliver such information in a structured, convenient format.

Our Competition

There are a number of well-known and well-financed companies that provide investor information services. Our goal is to focus on providing our subscribers with useful and timely information in a convenient format on companies that they select. We intend to do this by monitoring information available on the Internet wire services, and other media using our in-feed/out-feed technologies to deliver this information over to our subscribers by email, fax and wireless communication mediums such as cellular phones, pagers and wireless Internet devices.

While there are some online content clipping services, there are no direct competitors in this category. Based on our research we believe MindfulEye.com is the only company with a service that captures and delivers real-time discussions. We believe our primary competitors are those services that track the information of specific companies. We have identified the following competitors:

     CompanySleuth.com: CompanySleuth is a tool for investors that places links to company discussion boards on a single web page. It also provides pay-per-view reports such as court filings, domain registrations (free), and other information, etc. The service tracks information on the companies their customers' request and provides information on these companies.

     eWatch.com: eWatch is a media monitoring service for the Internet. Positioned as a tool for Fortune 500 companies, eWatch provides general online monitoring to its subscribers. EWatch uses tracking based on simple keyword search-engine technology.

     InvestorFacts.com: Tracks mostly a public/investor relations information and provides subscribers with reports on companies that are the targets of rumors. InvestorFacts uses an automated search engine to monitor discussion boards.

There are also a number of portals that offer specific information such as stock prices, trading information, analyst reports, chat rooms, press releases and other information about specific companies, some of which are free. We are not aware of any other service providers that currently provide investor information services by monitoring the Internet and providing such information to subscribers in a format or using delivery systems similar to ours.

We anticipate that as the growth of the Internet and investor related web sites continues, more competitors will begin offering services that are similar to ours.

Intellectual Property

We have filed trademarks for "MindfulEye" and "MoodScore" both in the United States and Canada. We are in the process of filing a patent for our technologies.

History of Our Company

We, Rabatco, Inc., were incorporated under the laws of the State of Nevada on June 16, 1977, with authorized capital of 100,000 shares of common stock with a par value of $0.25 per share.

From our inception in 1977 through 1982, we were primarily engaged in the business of mineral resource exploration.(1) Between February 3, 1981 and December 9, 1981, we issued a total of 5,250,000 (70,000 pre-5:1 and 15:1 split) shares for cash to various individuals as follows:

     o    On  February 3, 1981,  we issued  1,500,000  (20,000  pre-5:1 and 15:1 split)(1) shares for $20,000;

     o    On May 18, 1981, we issued 750,000  (10,000 pre-5:1 and 15:1 split)(1)
          shares for $10,000;

     o    On July  20,  1981,  we  issued  1,125,000  (15,000  pre-5:1  and 15:1 split)(1) shares for $15,000;

     o    On  November 6, 1981,  we issued  1,350,000  (18,000  pre-5:1 and 15:1 split) (1) shares for $18,000; and

     o    On  December  9,  1981,  we issued  525,000  (7,000  pre-5:1  and 15:1 split)(1) shares for $7,000.

(1) After giving effect to a five for one forward split on June 20, 1998 and a fifteen for one forward split on January 4, 2000.

We used the proceeds from these sales in order to pay for the cost of the investigation into the mining project. After an examination of our mineral properties by a geologist, we concluded that continued exploration of our mineral properties would involve an unacceptably high risk and we abandoned all of our mineral resource properties in 1982. We remained inactive until 1998.

In March 1998, Randall Ralph Trover and Adrienne Sue Barnett were appointed to our board of directors. Mr. Trover was appointed as President and Ms. Barnett was appointed as Vice President of Business Development. We issued 750,000 (10,000 pre-5:1 and 15:1 split)(1) shares to Mr. Trover for $5,000 and 750,000 (10,000 pre-5:1 and 15:1 split) shares to Ms. Barnett for $5,000. We began efforts to raise additional capital and began discussions to acquire computer related technology.

On June 20, 1998, we increased our authorized capital to 100,000,000 shares of common stock with a par value of $0.001 per share, and completed a forward split of our outstanding common stock on a five share for one share (5:1) basis. Our efforts to raise additional capital and to acquire computer related technology failed, and Mr. Trover and Ms. Barnett resigned as officers and directors of the company. On November 12, 1999, Carmine Bua was appointed as a director of the company and as our interim President and Secretary.

On January 4, 2000, we completed a forward split of our 450,000 outstanding common stock on a fifteen share for one share (15:1) basis. After the forward split, we had a total of 6,750,000 shares of common stock issued and outstanding. In mid-January 2000, John Meyer was appointed as a director of the company and Mr. Bua resigned as our President and Secretary and as a director. Mr. Meyer was appointed as our interim President and Secretary, and began negotiations to acquire MindfulEye.com Systems Inc., a private company engaged in the business of developing technology designed to monitor Internet web sites and sends subscribers to its services messages related to the areas of interest via email, fax and wireless communication mediums such as cellular phones, pagers and wireless Internet devices.

On January 24, 2000, we agreed to acquire MindfulEye.com Systems Inc., subject to the completion of a definitive agreement. On March 13, 2000, we completed the definitive agreement and the acquisition of MindfulEye.com Systems Inc. closed on March 20, 2000. See "Our Acquisition of MindfulEye.com Systems Inc." We
intend to change our name to MindfulEye.com, Inc. and to complete the development and commercialization of the technologies developed by MindfulEye.com Systems Inc.

On March 13, 2000, we completed a private placement to raise $2,257,500 by issuing 1,075,000 units at $2.10 per unit, each unit consisting of one share of our common stock and one-half warrant. Each whole warrant is be exercisable to acquire one additional common share of share of our common stock at $2.10 on or before March 13, 2001 and $2.50 on or before March 13, 2002.

Our Acquisition of MindfulEye.com Systems Inc.

We acquired our business and technologies by acquiring all of the issued and outstanding shares of MindfulEye.com Systems Inc., our wholly-owned subsidiary. Pursuant to a share purchase agreement effective March 13, 2000, we issued 6,910,000 shares of our common stock in exchange for all of the issued and outstanding shares of MindfulEye.com Systems Inc. to the following MindfulEye shareholders:

                        Shareholder                     Number of Shares
        -----------------------------------------------------------------------
        Tod Maffin                                           1,232,770
        Todd Cusolle                                         1,232,770
        Ray Torresan                                         1,232,770
        Amanda Kerr                                          1,232,770
        Roger Mutimer                                          259,531
        Varshney Capital Corp., a British Columbia           1,719,389
          company
        -----------------------------------------------------------------------
             Total                                           6,910,000
        -----------------------------------------------------------------------

See "Recent Sales of Unregistered Securities."

Under the share purchase agreement, we:

     o    paid the  MindfulEye.com  Systems  shareholders  $150,000  as follows:
          $50,000 in cash and $100,000 in the form of a promissory note payable, without interest, upon successful launch of an internet website to operate the business of MindfulEye.com Systems;

     o paid debt of approximately $227,000 owned by MindfulEye.com Systems to Varshney Capital Corp. for cash advances to MindfulEye.com related to development costs.

     o completed a financing to raise $2,257,500 by issuing 1,075,000 units at $2.10 per unit, each unit consisting of one share of our common stock and one-half warrant. Each whole warrant is be exercisable to acquire one additional common share of share of our common stock at $2.10 on or before March 13, 2001 and $2.50 on or before March 13, 2002;

     o    appointed Tod Maffin as our President and Ms. Kerr as our Secretary;

     o appointed Tod Maffin, Todd Cusolle, Ray Torresan, Amanda Kerr and Praveen Varshney as our directors; and

     o agreed to file this registration statement to become a reporting issuer under the Securities Exchange Act of 1934, as amended.

Upon the appointment of our new directors, John Meyer resigned as our President, Secretary and a director. We acquired all of the assets of MindfulEye.com Systems, including equipment; the domain names MindfulEye.com, MindfulEye.com, InvestorTrack.com, RumorTrack.com, RumourTrack.com and MoodIndex.com; and the technologies developed by MindfulEye.com Systems related to our business. MindfulEye.com Systems had also applied for trademarks for "Moodscore" and "MindfulEye" with the United States Patent and Trademark Office. We assumed a five year lease agreement for office space located at 300, 355 Burrard Street (Marine Building), Vancouver, British Columbia.

Risk Factors

Our business is subject to a number of risks that are generally associated with start-up companies in the development stage of their business and companies engaged in business through the Internet. These risks could cause our actual results to differ materially from the results we project and any forward-looking statement we make in this registration statement. Below is a description of some of the risks that we anticipate will be associated with our business and an investment in our company.

     We have a limited operating history and no revenues from operations, which makes our ability to continue as a going concern questionable.

We have no material business or results of operation. We have never generated any revenues from our operations. We acquired MindfulEye.com Systems by issuing 6,910,000 shares of our common stock to the MindfulEye.com shareholders, resulting in a change in control. As a result, we accounted for the share exchange as a capital transaction, accompanied by a recapitalization of MindfulEye.com Systems. For accounting purposes, the MndfulEye.com Systems financial statements are reported as our financial statements. At December 31, 1999, MindfulEye.com Systems had accumulated losses of approximately $200,308. We anticipate that we will continue to incur loses at least through 2000. We do not believe that we will generate sufficient revenues to support our operations in 2000 because of our projected costs related to development and marketing of our business and services. In the foreseeable future, we believe that these expenses will increase our net losses, and we cannot assure you that we will ever be profitable.

As of December 31, 1999, we had current assets of $nil, of which $nil was in cash and cash equivalents. We had current liabilities of $nil, of which $nil were accounts payable. Our working capital position at March 21, 2000 was $1,559,340. Our recent private placement provided net proceeds of $2,257,500 of which approximately $250,000 was used to pay off debt we assumed from MindfulEye.com Systems. We do not anticipate our working capital position will improve until we can generate revenues from our operations, if any, to cover our expenses or until we raise additional capital. We anticipate raising additional capital through sales of our equity and/or debt; however, we cannot assure you that we will be able to obtain adequate financing to support our operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

Because we have recently begun implementing our business strategy and we have no subscribers to our services, it is difficult to evaluate our business and our prospects. Our revenue and income potential is unproven and our business model is still emerging. We cannot assure you that we will attract subscribers to use our services or generate significant revenues in the future. We cannot guarantee that we will ever establish a sizeable market share or achieve commercial success.

     Our  success  depends on the  services  of Tod Maffin,  Todd  Cusolle,  Ray
     Torresan, and Amanda Kerr, and our ability to attract and maintain qualified, experienced personnel.

Our future success will depend on Tod Maffin, our President, Todd Cusolle, our VP Technology, Amanda Kerr, our VP Operations, and Ray Torresan, our VP Corporate Development. We intend to rely heavily on Tod Maffin and Amanda Kerr to manage our operations and to develop our business. We intend to rely on Todd Cusolle to develop our technologies and to refine our service offerings. We also intend to hire additional personnel or consultants to assist us in developing and implementing our technology and business plan.

The loss of key personnel could have an adverse effect on our operations. We do not maintain insurance to cover losses that may result from the death of any of our key personnel. Competition for qualified employees is intense, and an inability to attract, retain and motivate additional, highly skilled personnel required for expansion of operations and development of technologies could adversely affect our business, financial condition and results of operations. Our ability to retain existing personnel and attract new personnel may also be adversely affected by our financial situation. We cannot assure you that we will be able to retain our existing personnel or attract additional, qualified persons when required and on acceptable terms.

     Parties may exercise options and warrants that may affect our ability to raise additional capital or affect the value of our shares.

As of March 13, 2000, we issued warrants to purchase an aggregate of 537,500 shares of our common stock at the price of $2.10 on or before March 13, 2001 and $2.50 on or before March 13, 2002.

As of March 20, 2000, we have reserved up to an additional 2,072,250 shares of common stock for issuance upon exercise of options by our directors, officers, employees and consultants. employees. See "Executive Compensation-- Stock Options."

Holders of such warrants and options are likely to exercise them when, in all likelihood, we could obtain additional capital on terms more favorable than those provided by the options and warrants. Further, while our warrants and options are outstanding, our ability to obtain additional financing on favorable terms may be adversely affected.

     Our executive officers and directors beneficially own or control a large number of shares of our common stock, which may affect the value of our shares or these persons may influence all matters submitted to a vote of our shareholders.

The number of shares of our outstanding common stock held by affiliates is large relative to the trading volume of the common stock. Any substantial sale of our common stock or even the possibility of such sales occurring may have an adverse effect on the market price of the common stock.

Our executive officers and directors (and their affiliates), as a group directly own 6,650,469 shares or approximately 48.1% of our common stock, and together have the ability to influence matters submitted to our stockholders for approval. See "Security Ownership of Certain Beneficial Owners and Management."

Accordingly, such concentration of ownership may have the effect of delaying, deferring or preventing a change in control of our company, impede a merger, consolidation, takeover or other business combination involving our company, or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company, which in turn could have an adverse effect on the market price of our company's common stock.

     Investors  may  not  be  able  to  secure  foreign   enforcement  of  civil
     liabilities against our management.

All of our directors and officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon those directors or officers, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or MindfulEye.com, Inc. predicated solely upon such civil liabilities.

     The e-commerce industry is highly competitive, and we cannot assure you that we will be able to compete effectively.

The market for investor information services providing reports over the Internet or by wireless communication is new and rapidly evolving. We anticipate the market will become intensely competitive. We face potential competition from a number of large online communities and services that have expertise in developing online commerce and in facilitating the delivery of investor information both online and by other communications mediums. Certain of these potential competitors, including Amazon.com, America Online, Inc., Microsoft Corporation and Yahoo! Inc., currently offer a variety of investor information services at no charge as a method of attaching visitors to their web sites. Many of our current and potential competitors have long operating histories, large customer bases, brand recognition and significantly greater financial, marketing, technical and other resources than us.

Certain of our competitors with other revenue sources may be able to devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to technology and systems development than us or may offer their services for free. We cannot assure you that we will be able to compete successfully against current and future competitors. Further, as a strategic response to changes in the competitive environment, we may, from time to time, make certain pricing, service or marketing decisions that could have a material adverse effect on our business, results of operations and financial condition.

     If we are unable to achieve a significant number of paying subscribers, we may be unable to generate sufficient revenues to earn a profit.

The success of our MindfulEye services may be dependent upon achieving significant market acceptance of services by subscribers. Our technologies and services have not been tested on a commercial basis, and we anticipate that we will have very limited market acceptance until our brand name is established. Several of the technologies in which we intend to use to deliver our service, including wireless Internet services and digital text messaging, are in the early stage of development, and our business concept of offering our services using these delivery methods have not been tested. In addition, we may invest heavily in developing technologies to deliver our service using methods, which may become obsolete or fail to gain acceptance in the marketplace.

Our competitors and potential competitors may offer more cost-effective solutions than us, which could damage our business and our ability to successfully launch our services. Our failure to attract subscribers, successfully complete the technologies to deliver our services and/or to develop an adequate subscriber base will seriously harm our business and our ability to earn a profit.

     Due to the emerging nature of Internet commerce, we may be unable to develop technologies to adequately monitor investor related information.

As a result of the emerging nature of the Internet, including the growth of investor related web sites, we may be unable to develop technologies to adequately monitor investor related information. We believe that due primarily to the relatively brief time the Internet has been available to the general public, there are several uncertainties related to the successful development of technologies that can adequately monitor information on the World Wide Web. Our current and future technology will attempt to monitor information from a variety of sources, primarily on the Internet. As the Internet grows, we expect the number of possible sources for such information to grow as well. We may be unable to develop technologies that can compile and deliver information in a timely manner as the World Wide Web grows, and our inability to deliver our service in a timely manner will have an immediate material adverse effect on our business, financial condition and operating results.

     We have capacity constraints and system development risks that could damage our customer relations or inhibit our possible growth, and we may need to expand our management systems and controls quickly.

Our success and our ability to provide high quality customer service largely depends on the efficient and uninterrupted operation of our computer and communications systems and the computers and communication systems of third party vendors in order to accommodate any significant numbers or increases in the numbers of web sites we monitor and subscribers using our services. Our success also depends upon us and our vendors' abilities to rapidly expand information-processing systems and network infrastructure without any systems interruptions in order to accommodate any significant increases in use of our service.

We intend to rely on third parties to assist us in expanding our capacity, our transaction-processing systems and network infrastructure as we grow. We cannot assure you that the vendors we will select will be capable of accommodating any significant number or increases in the number of subscribers using our services. Such failures will have a material adverse affect on our business and results of operations. We may experience periodic systems interruptions and down time caused by technical difficulties, which may cause customer dissatisfaction and may adversely affect our results of operations. Limitations of our and our vendors' technology infrastructure may prevent us from maximizing our business opportunities.

     Changing technology may render our equipment, software and programming obsolete or irrelevant.

The  market  for   Internet   and   wireless-based   products  and  services  is
characterized by rapid technological developments, frequent new product introductions and evolving industry standards. The emerging character of these products and services and their rapid evolution will require that we continually improve the performance, features and reliability of our products and services, particularly in response to competitive offerings. We cannot guarantee that we will be successful in responding quickly, cost effectively and sufficiently to these developments. In addition, the widespread adoption of new Internet and wireless technologies or standards could require substantial expenditures by us to modify or adapt our services and could fundamentally affect the character, viability and frequency of Internet-based advertising, either of which could have a material adverse effect on our business, financial condition and operating results.

     Our  business   may  be  subject  to   government   regulation   and  legal
     uncertainties that may increase the costs of operating our web site or limit our ability to generate revenues.

We are subject to the same federal, state and local laws as other companies conducting business on the Internet and using wireless technologies. Today there are relatively few laws specifically directed towards online services. However, due to the increasing popularity and use of the Internet and wireless services, it is possible that laws and regulations will be adopted with respect to the Internet or wireless services. These laws and regulations could cover issues such as online contracts, user privacy, freedom of expression, pricing, fraud, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Applicability to the
Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain.

Due to the global nature of the Internet and wireless services, it is possible that the governments of other states and foreign countries might attempt to regulate our transmissions or prosecute us for violations of their laws. We might unintentionally violate such laws. Such laws may be modified, or new laws may be enacted, in the future. Any such development could damage our business.

     Broker-dealers may be discouraged from effecting transactions in our shares because they are considered penny stocks and are subject to the penny stock rules.

Rules 15g-1 through 15g-9 promulgated under the Securities and Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD brokers-dealers who make a market in "a penny stock." A penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. Our shares are quoted on the NASD OTCBB and there were no trades of our shares during 1998 or 1999. During the first quarter of 2000 up to March 21, 2000, the high and low closing price of our shares ranged from $6.75
(high) to $3.00 (low), and the price of our shares on March 21, 2000 was $5.87. Our stock would be considered a penny stock. The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or an "accredited investor" (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     Selected Financial Data

On January 24, 2000, we agreed acquired all of the issued and outstanding shares of MindfulEye.com Systems Inc. in exchange for 6,910,000 (post forward-split) shares of our common stock; $150,000 in the form of cash ($50,000) and a promissory note; and the assumption of debt of approximately $227,000, which was paid at closing. As a result of the share exchange, control of the combined companies passed to the former shareholders of MindfulEye.com Systems, and
MindfulEye.com Systems became our wholly-owned subsidiary. However, for accounting purposes, we accounted for the share exchange as a capital transaction accompanied by a recapitalization of MindfulEye.com Systems. As a result, the financial statements and the financial data contained in this registration statement represent the financial position of MindfulEye.com Systems as at December 31, 1999 and the results of operations of MindfulEye.com Systems for the period from July 21, 1999 (date of incorporation) to December 31, 1999.

The following table sets forth selected financial data regarding MindfulEye.com Systems' operating results and financial position. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The following selected financial data is qualified in its entirety by, and should be read in conjunction with, MindfulEye.com Systems' financial statements and notes thereto included elsewhere in this Registration Statement. The financial statements of MindfulEye.com Systems' are presented in Canadian Dollars. For convenience of the reader, all MindfulEye.com Systems' financial statements amounts have been converted from Canadian to United States dollars at Cdn.$1.00 = US$0.6929. The exchange rate is based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 1999.

                                                           Period From
                                                           Inception on
                                                         July 21, 1999 to
                                                        December 31, 1999
                                                        -----------------
                                                                 $
                                                        -----------------

Operating Revenues                                                 --
General & Administrative Expenses                             200,308
Net (Loss) from Continuing Operations                        (200,308)
Net Loss Per share (1)                                             --


                                                         December 31, 1999
                                                        -----------------
                                                                 $
                                                        -----------------

Working Capital                                               (10,559)
Total Assets                                                   32,541
Total Liabilities                                             232,847
Shareholders' Equity                                          200,306
Long-term Obligations                                         214,106
Cash Dividends                                                     --

     Management's Discussion and Analysis of Financial Condition and Results of Operation

The information contained in this Management's Discussion and Analysis of Financial Condition and Results of Operation contains "forward looking statements." Actual results may materially differ from those projected in the forward looking statements as a result of certain risks and uncertainties set forth in this report. Although management believes that the assumptions made and expectations reflected in the forward looking statements are reasonable, there is no assurance that the underlying assumptions will, in fact, prove to be correct or that actual future results will not be different from the expectations expressed in this Registration Statement.

     Overview

On January 24, 2000, Rabatco, Inc. acquired all of the issued and outstanding shares of common stock of MindfulEye.com Systems, a Canadian corporation engaged in the development of a technology that is designed to provide subscribers to its service topic-related content on the Internet. Our transaction with MindfulEye.com Systems was considered, for accounting purposes, a capital transaction accompanied by a recapitalization.

The financial statements filed with this Registration Statement and our management's discussion and analysis of financial condition and results of operations are for the period from July 24, 1999, the date of inception of MindfulEye.com Systems, to December 31, 1999.

     Results of Operations

     Period from our inception on July 24, 1999 to December 31, 1999

The period from July 24, 1999 (inception) to December 31, 1999 was our first period of operations. We had no revenues from operations. Our loss during this period of $200,308 was as a result of developing our business plan, research and development expenditures related to the development of our MindfulEye.com web site and general overhead and administrative expenses. These expenses included $110,818 in consulting fees; $46,694 in salary expenses; $14,788 in general office expenses; $9,424 in professional fees; $9,464 in rent, utilities and telephone expenses and $1,944 in expenses related to marketing and promotion.

We expect expenses related to research and development and administrative expenses to continue to be a material component of our expenses during the start-up phase of our development. We anticipate that professional fees will increase during the start-up phase of our development and as we complete the Exchange Act registration process. We also anticipate that expenses related to marketing and sales will increase substantially during the second quarter of 2000, as we begin an extensive campaign to market and promote our MindfulEye.com web site.

     Liquidity and Capital Resources

On March 13, 2000, we completed a financing to raise $2,257,500 by issuing 1,075,000 units at $2.10 per unit, each unit consisting of one share of our common stock and one-half warrant. Each whole warrant is be exercisable to acquire one additional common share of share of our common stock at $2.10 on or before March 13, 2001 and $2.50 on or before March 13, 2002.

As of March 21, 2000, we had working capital of approximately $1,559,340. Our expenses are expected to rise dramatically. See "Our Plan of Operation."

     Recent Financing

Our business activities and operations have been funded to date through issuance of shares of our common stock in the following transactions:

Our Plan of Operation

We anticipate it will need the following financing to implement our business plan and to meet our financial obligations for the year ending December 31, 2000.

                                                                      PERIOD
                                                                       2000
                                               -----------------------------------------------------
DESCRIPTION                                       2nd Quarter       3rd Quarter       4th Quarter
                                                  Mar. - June       July - Sept.      Oct. - Dec.
                                               ----------------- ------------------- ---------------
                                                          $                 $                  $
                                               ----------------- ------------------- ---------------
Office and administration                            56,761            71,080             46,240
Research and Development                             82,700            64,197            103,030
Equipment                                           191,261            71,553              9,798
Marketing and Sales                                   6,624           106,707                207
Salaries and Consulting Fees                        248,102           192,591            309,091
Misc.                                               257,180            41,704             37,653
Total expenditures                                  842,628           547,832            506,019
Working Capital end of Quarter                    1,293,372(1)        745,540            239,521

(1)  Includes projected expenditures for March 2000.

As of March 21, 2000, we had working capital of $1,559,340. We anticipate that our working capital is sufficient to satisfy our cash requirements only through the second quarter 2000.

We believe our estimates of our capital requirements to be reasonable. The capital requirements are only estimates and can change for many different reasons, some of which are beyond our control. We are a development stage company and are the process of developing our technologies and marketing our services to subscribers. We currently have no subscribers to our services and no income from our operations or arrangements for financing, and there can be no assurance that we will successful acquire financing on terms acceptable to us, if at all.

     Product Research and Development

We currently develop all of our technologies internally. We anticipate we will spend approximately $1,800,000 to develop the technology related to our MindfulEye services and support systems. We may also engage consultants to assist us with product research and development, but currently have no arrangements to do so.

The cost for developing technology is expensive and the process will require testing and refinement. Our commercial success will depend on our ability to attract subscribers to our MindfulEye.com Services. This will require us to develop and use increasing sophisticated technologies to generate, sustain and maintain user interest and satisfaction. See "Note Regarding Forward Looking Statements."

We do not anticipate that our technologies will be ready to subscribe to until at least the fourth quarter 2000. There can be no assurance that we will successfully develop and test the technologies related to our MindfulEye.com Services or contemplated in our business plan on a timely basis, if at all. A substantial delay in obtaining the required financing or developing our MindfulEye services and the support services for subscribers would have a materially adverse effect on our business and results of operations. See "Note Regarding Forward Looking Statements."

     Acquisition of Equipment for Our Services

We also intend to acquire computer systems and to develop system software to support our administrative offices and our subscription services. We anticipate that the cost of such equipment and systems will be approximately $275,000 during the next twelve months.

     Personnel

We have 13 employees, 8 are programmers and developers, who assist us in development of our business and our internal operating and information systems. We also employ 5 employees who are engaged in general and administrative and marketing functions. We also engage Dave Edis of Interactive Tools, as a consultant, to assist us in the development of our technologies. We may also engage additional consultants in the future to assist us with the development of software and information systems and the implementation of our business plan.

We anticipate that during 2000, we will hire a Chief Executive Officer to manage our ongoing operations and a Vice President of Business Development to manage a team of business developers. We may also hire up to four employees to provide consumer support services, three to providing marketing and sales support, four information systems employees and two administration employees.

Our success will depend in large part on our ability to attract and retain skilled and experienced employees and consultants. We do not anticipate any of our employees will be covered by a collective bargaining agreement. We do not currently have any key man life insurance on any of our directors or executive officers.

     Year 2000 Issues

We do not anticipate we will experience any material adverse construence as a result of the Year 2000 issue.

ITEM 3   DESCRIPTION OF PROPERTY

We currently rent our principal business office at 114 West Magnolia Street, Suite 400-117 Bellingham, Washington 98225 on a month to month basis for $150 per month.

MindfulEye.com Systems Inc., our operating subsidiary, leases approximately 5,000 square feet of office space at Suite 300, 355 Burrard Street, Vancouver, BC for approximately US$8,340 per month. This lease expires on February 28, 2005.

We do not presently own or lease any other property or real estate.

ITEM 4   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the number of shares of Common Stock owned beneficially as of March 13, 2000 by: (i) each person known to us to own more than five percent (5%) of any class of our voting securities; (ii) each of our directors; and (iii) all our directors and officers as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.


    TITLE OF CLASS         NAME AND ADDRESS OF BENEFICIAL OWNER          AMOUNT AND NATURE OF         PERCENT OF
                                                                           BENEFICIAL OWNER            CLASS(1)
----------------------- -------------------------------------------- ----------------------------- -----------------
Common Stock            Tod Maffin, President, Director                       1,232,770                  8.9%
                        111-1045 Haro Street
                        Vancouver, BC
                        Canada  V6E 3Z8
----------------------- -------------------------------------------- ----------------------------- -----------------
Common Stock            Todd Cusolle, VP Technology, Director                 1,232,770                  8.9%
                        701-1433 Beach Avenue
                        Vancouver, BC
                        Canada  V6G 1Y3
----------------------- -------------------------------------------- ----------------------------- -----------------
Common Stock            Ray Torresan, VP Corporate Development,
                          Director                                            1,232,770                  8.9%
                        403-1000 Beach Avenue
                        Vancouver, BC
                        Canada  V6E 4M2
----------------------- -------------------------------------------- ----------------------------- -----------------
Common Stock            Amanda Kerr, VP Operations                            1,232,770                  8.9%
                        198 Aquarius Mews
                        Vancouver, BC
                        Canada  V6Z 2Y4
----------------------- -------------------------------------------- ----------------------------- -----------------
Common Stock            Varshney Capital Corp.(2)                             1,719,389                 12.4%
                        1304-925 West Georgia St
                        Vancouver, BC
                        Canada  V6C 3L2
----------------------- -------------------------------------------- ----------------------------- -----------------
Common Stock            Officers and Directors                                6,650,469                 48.1%
                        as a Group


(1)  Based on an aggregate 13,815,000 shares outstanding as of March 13, 2000.

(2) Varshney Capital Corp. is beneficially owned by Praveen Varshney, a director of the company.

We are not aware of any arrangement, which might result in a change in control in the future.

ITEM 5   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Officers

All of our directors are elected annually by the shareholders and hold office until the next annual general meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with our Articles of Incorporation. We have not held an annual regular general meeting and the next regular meeting is anticipated to be held in May 2001. Our executive officers are appointed by and serve at the pleasure of our Board of Directors.

As at March 20, 2000, the following persons were our directors and/or executive officers:

                                                                             Principal occupation and if not
                                                                             at present an elected director,
 Name and present office held          Age              Director since       occupation during the preceding
                                                                                        five years
------------------------------- ------------------- ----------------------- -----------------------------------
Tod Maffin, Director President          28                March 2000               Internet Consultant
------------------------------- ------------------- ----------------------- -----------------------------------
Todd Cusolle, Director, VP              28                March 2000               Internet Programmer
Technology
------------------------------- ------------------- ----------------------- -----------------------------------
Amanda Kerr, Secretary, VP              29                March 2000               Internet Project Manager
Operations
------------------------------- ------------------- ----------------------- -----------------------------------
Ray Torresan, Director, VP              37                March 2000               Corporate Communications
Corporate Development                                                               Consultant
------------------------------- ------------------- ----------------------- -----------------------------------
Praveen Varshney, Director              34                March 2000               Chartered Accountant
------------------------------- ------------------- ----------------------- -----------------------------------

The following is a brief biographical information on each of the officers and directors of listed:

Tod Maffin, President  and Director

After a career in broadcast journalism and public relations, Mr. Maffin became a founding staff member and Vice President, Marketing, for Emerge Online in March 1996. He then served as Executive Vice President, Marketing, at communicate.com (formerly IMEDIAT Digital) from September 1998 to January 1999 when he left to pursue a successful consulting practice securing clients that included AT&T, Ericsson, Microcell, Mackenzie Financial, Netcom, The Investment Funds Institute of Canada, Connex GSM, Telus, and others). He is editor of the MobileCommerce.org and FutureFile.com newsletters and web sites and is a national broadcaster and columnist. Mr. Maffin serves on the advisory board for Microcell Solutions Inc. and Tech BC University.

Todd Cusolle, VP Technology  and Director

Mr. Cusolle served as a senior developer and architect at Quadravision Communications (now Bowne Internet) from December 1995 to August 1996, Emerge Online from August 1996 until September 1998, Communicate.com from September 1998 to January 1999, and at RLG netPeformance from January 1999 to July 1999. While working with these organizations Mr. Cusolle lead the development of some of the largest investment and financial web sites, including HSBC USA, TD Bank, Comerica Bank, Fleet Bank USA, Canada Trust, Canadian Corporate News, Bayshore Trust.

Amanda Kerr, VP Operations, Secretary and Director

Ms. Kerr served as a senior project manager for Emerge Online from July 1996 to September 1998 and as senior project manager for communicate.com (formerly IMEDIAT Digital) from October 1998 to July 1999. Ms. Kerr managed the development of large-scale transaction web sites such as London Drugs PhotoStation, CKWX News1130, HSBC Bank USA (formerly Marine Midland Bank) and the Jim Pattison Trade Group web site and extranet while at Emerge Online and communicate.com. Ms. Kerr owned a web consulting firm from May 1994 to December 1996.

Ray Torresan, VP Corporate Development and Director

Ray Torresan was president of Torresan Communications Inc., a leading financial public relations firm based in Vancouver, until he left to start MindfulEye.com in 1999. Mr. Torresan has been active in corporate communications in Vancouver and Toronto with the Torresan group of companies since the early 1980s.. He is an Accredited Public Relations Practitioner (APR), certified by the Canadian Public Relations Society, a Certified Advertising Agency Practitioner (CAAP), accredited by the Institute of Canadian Advertising. He has served as a director of St. Paul's Hospital in Vancouver since 1998 and is involved as a director in various charitable organizations.

Praveen Varshney, Director

Mr. Varshney is a Chartered Accountant. He obtained his CA designation in 1990 from the Institute of Chartered Accountants of B.C. and graduated from the University of British Columbia in 1987 with a degree in Bachelor of Commerce in Accounting. He was a consultant for the Varshney Chowdhry Group, a venture capital firm, from 1993 to 1999, and Varshney Capital Corp., a merchant banking and venture capital firm in which he is a principal and co-founder, from 1999 to present. From 1987 to 1991, he was with KPMG, Chartered Accountants. Mr.
Varshney is a member of the Vancouver chapters of The Young Entrepreneurs Organization (Y.E.O.) and The IndUS Entrepreneurs (T.I.E.).

Additional Information

Members of our Board of Directors are elected by our shareholders to represent the interests of all our shareholders. Our Board of Directors meets periodically to review significant developments affecting us and our business and to act on matters requiring Board approval. Although our Board of Directors may delegate many matters to others, it reserves certain powers and functions to itself. The only standing committee of the Board of Directors of the Registrant is an Audit Committee. The Audit Committee currently consists of Ray Torresan and Amanda Kerr. This committee is directed to review the scope, cost and results of the independent audit of our books and records, the results of the annual audit with management and the adequacy of our accounting, financial and operating controls; to recommend annually to our Board of Directors the selection of the independent auditors; to consider proposals made by our independent auditors for consulting work; and to report to our Board of Directors, when so requested, on any accounting or financial matters.

None of the our directors or executive officers are parties to any arrangement or understanding with any other person pursuant to which the individual was elected as a director or officer.

None of our directors or executive officers has any family relationship with any other officer or director.

None of the officers or directors of the Registrant have been involved in the past five years in any of the following: (1) bankruptcy proceedings; (2) subject to criminal proceedings or convicted of a criminal act; (3) subject to any order, judgment or decree entered by any court limiting in any way his or her involvement in any type of business, securities or banking activities; or (4) subject to any order for violation of federal or state securities laws or commodities laws.

Advisory Board

Our advisory board consists of various individuals that assist the company in strategic and business development. Our advisory board consists of the following individuals:

Name                        Title                          Company
                                                           City
--------------------------- ------------------------------ --------------------
Tim Hockey                  Vice President                 Canada Trust
                            Investment & Banking           Toronto ON
--------------------------- ------------------------------ --------------------
Jeff Brock                  Principal                      Sierra Systems
                            E-Commerce                     Seattle WA USA
--------------------------- ------------------------------ --------------------
Joel Chamish                President                      PickYourPresent.com
                                  Vancouver BC
--------------------------- ------------------------------ --------------------
Edward Trapunski            Editor, Silicon Valley N.      Globe and Mail
                            Writer, Globe and Mail         Toronto ON
--------------------------- ------------------------------ --------------------
Chris Merry                 Vice President                 Merrill Lynch
                                                           Toronto ON
--------------------------- ------------------------------ --------------------
Pat Dunwoody                Assistant Vice President       Trimark Investments
                                                           Toronto ON
--------------------------- ------------------------------ --------------------
Larry Cardy                 Vice President                 Canada NewsWire
                            Western Canada                 Vancouver BC
--------------------------- ------------------------------ --------------------
Lynn Richards               Vice President                 Horizon Computer
                                                           Surrey BC
--------------------------- ------------------------------ --------------------
Richard Ketchen             Owner                          Ketchen & Company
                                                           West Vancouver BC
--------------------------- ------------------------------ --------------------
Jacqueline Voci             Manager                        Pivotal Corporation
                            Corporate Cmns.                North Vancouver BC
--------------------------- ------------------------------ --------------------


ITEM 6   EXECUTIVE COMPENSATION

Compensation of Executive Officers

The  following  table sets  forth  compensation  information  for our year ended
December 31, 1999 and anticipated compensation for our year ended December 31, 2000:


SUMMARY COMPENSATION TABLE
---------------------- --------------------------------------------------------------------------------------------------
                                            Annual Compensation               Long-Term Compensation
                                      ---------------------------------  --------------------------------
                                                                                Awards           Pay-outs
                                                            Other
                                                            Annual      Restricted  Securities               All Other
                                                            Compen-     Stock       Under-lying              Compen-
Name and                              Salary   Bonus        sation      Award(s)    Options/     LTIP        sation
Principal Position     Year Ended     ($)      ($)          ($)         ($)         SARs (#)     Payouts     ($)
---------------------- -------------- -------- ------------ ----------- ----------- ------------ ----------- ------------
                                                   Not      Not         Not             Not      Not             Not
Tod Maffin, (1)        12/31/00       69,000    available   available   available    available   available    available
President, Director
---------------------- -------------- -------- ------------ ----------- ----------- ------------ ----------- ------------
                                                   Not      Not         Not             Not      Not             Not
Todd Cusolle, (1)      12/31/00       89,700    available   available   available    available   available    available
VP Technology,
Director
---------------------- -------------- -------- ------------ ----------- ----------- ------------ ----------- ------------
                                                   Not      Not         Not             Not      Not             Not
Amanda Kerr, (1)       12/31/00       69,000    available   available   available    available   available    available
VP Operations,
Secretary, Director
---------------------- -------------- -------- ------------ ----------- ----------- ------------ ----------- ------------

Ray Torresan, (1)      12/31/99
VP Corporate                                       Not      Not         Not             Not      Not             Not
Development, Director  12/31/00       69,000    available   available   available    available   available    available
---------------------- -------------- -------- ------------ ----------- ----------- ------------ ----------- ------------

Carmine J. Bua (2)     12/31/99       Nil          Nil         Nil         Nil          Nil         Nil          Nil
President and          12/31/00       Nil          Nil         Nil         Nil          Nil         Nil          Nil
Director
---------------------- -------------- -------- ------------ ----------- ----------- ------------ ----------- ------------

John A. Meyer (3)      12/31/00       8,400        Nil         Nil         Nil          Nil         Nil          Nil
President and
Director
---------------------- --------------------------------------------------------------------------------------------------

(1)  Appointed on March 13, 2000.
(2) Mr. Bua served as our President and Director from November 12, 1999 to January 24, 2000.
(3) Mr. Meyer served as our President and Director from January 24, 2000 to March 13, 2000.

Our Directors do not receive any stated salary for their services as directors or members of committees of the Board of Directors, but by resolution of the Board, a fixed fee and expenses of attendance may be allowed for attendance at each meeting. Directors may also serve our company in other capacities as an officer, agent or otherwise, and may receive compensation for their services in such other capacity.

     Stock Options

We have reserved 2,072,250 shares for issuance pursuant to a stock option plan we intend to adopt during the second quarter 2000. We anticipate we will issue shares to certain of our directors, executive officers and consultants after our stock option plan is adopted. We intend to register our stock option plan under the Securities Act after we adopt a plan and this registration statement is declared effective.

We intend to grant stock options to the following officers, directors and consultants after we approve and adopt a stock option plan:


            Grantee(1)                Number of Options       Exercise Price
------------------------------------ --------------------- ---------------------
Tod Maffin, President and Director         207,225                 $2.10
------------------------------------ --------------------- ---------------------
Todd Cusolle, VP Technology and            207,225                 $2.10
Director
------------------------------------ --------------------- ---------------------
Amanda Kerr, VP Operations,                207,225                 $2.10
Secretary and Director
------------------------------------ --------------------- ---------------------
Ray Torresan, VP Corporate                 207,225                 $2.10
Development and Director
------------------------------------ --------------------- ---------------------
Employee pool                             1,246,620                $2.10
------------------------------------ --------------------- ---------------------

     Employment Agreements

We currently have employment agreements with the following employees:

     Heather Macintosh: Under the terms of our employment agreement dated February 1, 2000. The agreement is for a term of 1 year. We also agreed to issue Ms. Macintosh options to acquire shares our common stock under a stock option plan, which we intend to adopt in the second quarter 2000.

     Xiaowei (William) Tang: Under the terms of our employment agreement dated February 17, 2000. The agreement is for a term of 1 year. We also agreed to issue Mr. Tang options to acquire shares of our common stock under a stock option plan, which we intend to adopt in the second quarter 2000.

     Steve Ritchie: Under the terms of our employment agreement dated February 16, 2000. The agreement is for a term of 1 year. We also agreed to issue Mr. Ritchie options to acquire shares of our common stock under a stock option plan, which we intend to adopt in the second quarter 2000.

     Edna (Rox) Zurbuchen: Under the terms of our employment agreement dated February 1, 2000. The agreement is for a term of 1 year. We also agreed to issue Ms. Zurbuchen options to acquire shares of our common stock under a stock option plan, which we intend to adopt in the second quarter 2000.

     Mina Mahdavi-Nia: Under the terms of our employment agreement dated February 17, 2000. The agreement is for a term of 1 year. We also agreed to issue Ms. Mahdavi-Nia options to acquire shares of our common stock under a stock option plan, which we intend to adopt in the second quarter 2000.

     Chris Zhao: Under the terms of our employment agreement dated February 18, 2000. The agreement is for a term of 1 year. We also agreed to issue Mr. Zhao options to acquire shares of our common stock under a stock option plan, which we intend to adopt in the second quarter 2000.

     Dr. Maria-Teresa (MAITE) Taboada: Under the terms of our employment agreement dated March 2, 2000. The agreement is for a term of 1 year. We also agreed to issue Dr. Taboada options to acquire shares of our common stock under a stock option plan, which we intend to adopt in the second quarter 2000.

     Mr. Ashley Webster: Under the terms of our employment agreement dated February 29, 2000. The agreement is for a term of 1 year. We also agreed to issue Mr. Webster options to acquire shares of our common stock under a stock option plan, which we intend to adopt in the second quarter 2000.

We currently have no other employment, consulting or other service contracts or arrangements between us or our subsidiaries and our directors and/or executive officers.

ITEM 7   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as otherwise disclosed herein, no director, senior officer, principal shareholder, or any associate or affiliate thereof, had any material interest, direct or indirect, in any transaction since our organization that had or is anticipated to have a materially affect on us or our business, or any proposed transaction that would materially affect us or our business, except for an interest arising from the ownership of our shares where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in our capital.

     o    We acquired  our  business and  technologies  by acquiring  all of the
          issued  and  outstanding   shares  of  MindfulEye  Systems  Inc.,  our
          wholly-owned subsidiary. Pursuant to a share purchase agreement effective March 13, 2000, we issued 6,910,000 shares of our common stock in exchange for all of the issued and outstanding shares of MindfulEye Systems to the following MindfulEye shareholders:

            --------------------------------------------------------------------
                            Shareholder                        Number of Shares

            --------------------------------------------------------------------
            Tod Maffin                                              1,232,770
            --------------------------------------------------------------------
            Todd Cusolle                                            1,232,770
            --------------------------------------------------------------------
            Ray Torresan                                            1,232,770
            --------------------------------------------------------------------
            Amanda Kerr                                             1,232,770
            --------------------------------------------------------------------
            Roger Mutimer                                             259,531
            --------------------------------------------------------------------
            Varshney Capital Corp., a British Columbia              1,719,389
            company
            --------------------------------------------------------------------
                 Total                                              6,910,000
            --------------------------------------------------------------------

     o We repaid a loan from Varshney Capital Corp. to MindfulEye.com Services, Inc. in connection with our acquisition of Mindful eye. Services Inc.

     o MindfulEye, our subsidiary, leases its office space from Marine Building Holdings Ltd. and Omers Realty Corporation, collectively

See "Description of Business-- Our Acquisition of MindfulEye.com Systems, Inc."

We believe that all of the above described transactions are on as favorable terms to us as such agreements could have been negotiated at arms' length with unrelated third-parties.

ITEM 8   DESCRIPTION OF SECURITIES

Our authorized capital consists of 100,000,000 shares of common stock with a par value of $0.001 per share. At March 13, 2000, there were 13,815,000 shares issued and outstanding and we reserved for issuance an additional 537,500 shares for issuance pursuant to warrants and 2,072,250 shares for issuance pursuant to incentive stock option grants.

All shares are of the same class and have the same rights, preferences and limitations. The holders of the shares are entitled to dividends in cash, property or shares as and when declared by the Board of Directors out of funds legally available therefor, to one vote per Share at meetings of our security holders and, upon liquidation, to receive such assets as are distributable to the holders of the shares. Upon any liquidation, dissolution or winding up of our business proceeds, if any, after payment or provision for payment of all our debts, obligations or liabilities shall be distributed to the holders of shares. There are no pre-emptive rights or conversion rights attached to the Shares. There are also no redemption or purchase for cancellation or surrender provisions, sinking or purchase fund provisions, or any provisions as to modification, amendment or variation of any such rights or provisions attached to our shares.

Our Outstanding Share Capital

Our business activities and operations have been funded to date through issuance of shares of our common stock in the following transactions:

                                                               Number of Shares          Total Price of Shares ($)
--------------------------------------------------------------------------------------------------------------------
Founders shares issued at par value (post-forward               5,250,000(1)(2)                70,000(1)(2)
split)
--------------------------------------------------------------------------------------------------------------------
Issued for cash at $0.0066 per share (post-forward split)       1,500,000(1)(2)                10,000(1)(2)
--------------------------------------------------------------------------------------------------------------------
Issued as consideration for the acquisition of all the          6,910,000
issued and outstanding shares of MindfulEye.com
Systems Inc. (3)
--------------------------------------------------------------------------------------------------------------------
Cancellation/Surrender of 920,000 shares(4)                      (920,000)
--------------------------------------------------------------------------------------------------------------------
Issued for cash at $2.10 per share(5)                           1,075,000                       2,257,500
------------------------------------------------------------ -------------------------------------------------------
TOTAL                                                          13,815,000

(1) On a post-forward split basis. On June 20, 1998, we amended our Articles of Incorporation to increase the authorized share capital from 100,000 to 100,000,000 common shares with a par value of $0.001 and to affect a forward split of our issued and outstanding share capital on a five shares for one share basis. Prior to the forward split, we had 90,000 issued and outstanding shares of common stock, with a par value of $0.25 each, and after giving effect to the forward split, such shares were automatically reclassified and changed into 450,000 fully-paid and non-assessable shares of common stock, with a par value of 0.001 each.

(2) On January 4, 2000 we amended our Articles of Incorporation to affect a forward share split of our issued and outstanding share capital on a fifteen shares for one share basis. Prior to the forward split, we had 450,000 shares of issued and outstanding shares of common stock, with a par value of $0.001, and after giving effect to the forward split, such shares were automatically reclassified and changed into 6,750,000 fully paid and non-assessable shares of common stock, with a par value of $0.001, without increasing or decreasing the amount of our capital or paid-in surplus.

(3) On January 25, 2000, we agreed to acquire all of the issued and outstanding shares of MindfulEye.com, our subsidiary for 6,910,000 shares of common stock with a total deemed value of $2,257,500.

(4) On March 13, 2000, 920,000 shares of common stock issued to John Meyer were contributed to the company and cancelled since John Meyer resigned as a an officer and a director of the company and will no longer play an active role.

(5) We completed a private placement of 1,075,000 units at $2.10 per unit, each unit consisting of one share of our common stock and one-half warrant. Each whole warrant is be exercisable to acquire one additional common share of our common stock at $2.10 on or before March 13, 2001 and $2.50 on or before March 13, 2002.

                                     PART II

ITEM 1   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
           OTHER RELATED STOCKHOLDER MATTERS

On November 20, 1998, our common stock was approved for trading on the OTCBB under the symbol "RBTC". There was no material market for our common shares and no trades of our shares from November 20, 1998 to February 29, 2000.

On March 21, 2000, the last reported sale price of our common stock reported by the NASD was $5.87.

We intend to change our name to MindfulEye.com. We anticipate that our symbol will change as a result of our name change.

We have not declared or paid any cash dividends on our common stock since our inception, and our Board of Directors currently intends to retain all earnings for use in the business for the foreseeable future. Any future payment of dividends will depend upon our results of operations, financial condition, cash requirements, and other factors deemed relevant by our Board of Directors.

ITEM 2   LEGAL PROCEEDINGS

We are not a party to, and none of our property is subject to, any pending or threatened legal proceeding.

ITEM 3   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Not applicable.

ITEM 4   RECENT SALES OF UNREGISTERED SECURITIES

From our inception to December 31, 1981, we issued 5,250,000 (70,000 pre-5:1 and 15:1 split) shares of our common stock for cash of $70,000. We issued these shares in connection with the initial seed capital investment and the organization of our corporation. At the time these shares were issued, we were a shell company with no material business or assets, and there was no market for our common stock. The issuance of those shares was exempt from registration under the provisions of Section 4(2) of the Securities Act of 1933, as amended. The issuance of the shares did not involve a public offering.

On May 1, 1998, we issued 750,000 (10,000  pre-5:1 and 15:1 split)(1)  shares to
Randall Trover, our then President and director, for $2,500 and 750,000 (10,000 pre-5:1 and 15:1 split) shares to Adrienne Barnett, our then vice president of business development, for $2,500. At the time these shares were issued, we were a shell company with no material business or assets, and there was no market for our common stock. The issuance of those shares was exempt from registration under the provisions of Section 4(2) of the Securities Act of 1933, as amended. The issuance of the shares did not involve a public offering.

(1) After giving effect to a five for one forward split on June 20, 1998 and a fifteen for one forward split on January 4, 2000.

In early 2000, we began negotiations to acquire MindfulEye Systems, Inc.. At the time the negotiations began there was no market for our shares. On January 25, 2000, we entered into a letter agreement to acquire all of the issued and outstanding shares of MindfulEye Systems for 6,910,000 shares of our common stock. On March 13, 2000, we closed the acquisition of MindfulEye Systems and issued 6,910,000 pursuant to a definitive agreement and issued 6,910,000 shares of our common stock, which represents approximately 50% of our issued capital. These shares were issued to Tod Maffin, Todd Cusolle, Ray Torresan, Amanda Kerr, Roger Mutimer and Praveen Varshney for all of the issued and outstanding shares of common stock of MindfulEye Systems. The shares were issued pursuant to an exemption from registration pursuant to Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended. The issuance of the shares did not involve a public offering.

Pursuant to a resolution of the Board of Directors dated March 13, 2000, we issued 1,075,000 units to Soledad Holdings Ltd., a company controlled by Kelley Cook, at the price of $2.10 per unit to raise $2,257,500. Each unit consisted of one share of our common stock and one half of one non-transferable share purchase warrant. The offering was not underwritten. The offer and sale was made to non-U.S. persons outside of the United States and was exempt from registration in reliance upon under Regulation S promulgated under the Securities Act of 1933, as amended. The issuance of the shares did not involve a public offering.

ITEM 5   INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Bylaws require us to indemnify to the fullest extent permitted by law each person that is empowered by law to indemnify. Our Articles of Incorporation require us to indemnify to the fullest extent permitted by Nevada law, each person that we have the power to indemnify.

Nevada law permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit, or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e. one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Our Articles of Incorporation and Bylaws also contain provisions stating that no director shall be liable to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director, except with respect to (1) a breach of the director's duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability under Nevada law (for unlawful payment of dividends, or unlawful stock purchases or redemptions) or (4) a transaction from which the director derived an improper personal benefit. The intention of the foregoing provisions is to eliminate the liability of our directors or our stockholders to the fullest extent permitted by Nevada law.

                                    PART F/S








                           MINDFULEYE.COM SYSTEMS INC.
                 (formerly Investortrack.com Technologies Inc.)
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)

                                DECEMBER 31, 1999

DAVIDSON & COMPANY    Chartered Accountants        A Partnership of Incorporated
                                                          Professionals



                          INDEPENDENT AUDITORS' REPORT


To the Directors of
MindfulEye.com Systems Inc.
(formerly Investortrack.com Technologies Inc.)
(A Development Stage Company)


We have audited the accompanying balance sheet of MindfulEye.com Systems Inc. (formerly Investortrack.com Technologies Inc.) as at December 31, 1999 and the related statement of operations, changes in stockholders' equity and cash flows for the period from date of incorporation on July 21, 1999 to December 31, 1999. These financial statements, expressed in Canadian dollars, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that MindfulEye.com Systems Inc. will continue as a going concern. As discussed in
Note 1 to the financial statements, unless the Company attains future profitable operations and/or obtains additional financing, there is substantial doubt about the Company's ability to continue as a going concern. Management's plans in regards to these matters are discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In our opinion, these financial statements present fairly, in all material respects, the financial position of MindfulEye.com Systems Inc. (formerly Investortrack.com Technologies Inc.) as at December 31, 1999 and the results of its operations, changes in its stockholders' equity and its cash flows for the period from date of incorporation on July 21, 1999 to December 31, 1999 in accordance with generally accepted accounting principles in the United States of America.

                                                            "DAVIDSON & COMPANY"

Vancouver, Canada                                          Chartered Accountants

February 7, 2000
                          A Member of SC INTERNATIONAL

    Suite 1200, Stock Exchange Tower, 609 Granville Street, P.O. Box 10372,
                 Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
                  Telephone (604) 687-0947 Fax (604) 687-6172

MINDFULEYE.COM SYSTEMS INC.
(formerly Investortrack.com Technologies Inc.)
(A Development  Stage Company)
BALANCE SHEET
(Expressed in Canadian Dollars)
AS AT DECEMBER 31, 1999
================================================================================


ASSETS

Current
    Cash                                                                        $       9,411
    Accounts receivable                                                                 2,397
                                                                                -------------
    Total current assets                                                               11,808

Capital assets (Note 3)                                                                35,155
                                                                                -------------
                                                                                $      46,963
===============================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current

    Accounts payable and accrued liabilities                                    $      27,047
                                                                                -------------
    Total current liabilities                                                          27,047

Long-term debt (Note 4)                                                               309,000
                                                                                -------------
                                                                                      336,047
Stockholders' equity
    Capital stock
    Authorized
           100,000  common shares without par value

    Issued and outstanding
       December 31, 1999 - 160 common shares                                                2

    Deficit accumulated during the development stage                                 (289,086)
                                                                                -------------
                                                                                     (289,084)

                                                                                $      46,963
===============================================================================================

Nature and continuance of operations (Note 1)

Subsequent events (Note 9)

On behalf of the Board:

                            Director                                    Director
----------------------------             -------------------------------


                 The accompanying notes are an integral part of
                          these financial statements.

MINDFULEYE.COM SYSTEMS INC.
(formerly Investortrack.com Technologies Inc.)
(A Development Stage Company)
STATEMENT OF OPERATIONS
(Expressed in Canadian Dollars)
PERIOD FROM DATE OF INCORPORATION ON JULY 21, 1999 TO DECEMBER 31, 1999

================================================================================

ADMINISTRATIVE EXPENSES
    Amortization                                                                  $       3,270
    Consulting fees                                                                     158,033
    Contract work                                                                         1,900
    Insurance                                                                               500
    Interest and bank charges                                                             6,442
    Investor relations                                                                    2,806
    Legal and audit fees                                                                 13,745
    Office and miscellaneous                                                             21,342
    Rent and utilities                                                                   10,072
    Telephone and communications                                                          3,587
    Wages and benefits                                                                   67,389
                                                                                  -------------

Loss for the period                                                               $     289,086
=================================================================================================












                 The accompanying notes are an integral part of
                          these financial statements.

MINDFULEYE.COM SYSTEMS INC.
(formerly Investortrack.com Technologies Inc.)
(A Development Stage Company)
STATEMENT OF CHANGES IN  STOCKHOLDERS' EQUITY
(Expressed in Canadian Dollars)
================================================================================




                                                                                    Deficit
                                                                                Accumulated
                                                      Common Stock               During the           Total
                                               -----------------------------    Development   Stockholders'
                                                     Shares          Amount           Stage          Equity
-------------------------------------------------------------------------------------------------------------



Balance, July 21, 1999                                   -       $       -       $        -       $       -

    Common stock issued                                160               2               -                2

    Loss for the period                                  -               -         (289,086)       (289,086)
                                               ------------  --------------  --------------  --------------

Balance, December 31, 1999                             160       $       2       $ (289,086)      $(289,084)
============================================================================================================


















                 The accompanying notes are an integral part of
                          these financial statements.

MINDFULEYE.COM SYSTEMS INC.
(formerly Investortrack.com Technologies Inc.)
(A Development Stage Company)
STATEMENT OF CASH FLOWS
(Expressed in Canadian Dollars)
PERIOD FROM DATE OF INCORPORATION ON JULY 21, 1999 TO DECEMBER 31, 1999
================================================================================



CASH FLOWS FROM OPERATING ACTIVITIES
    Loss for the period                                                                      $    (289,086)
    Adjustment to reconcile net loss to net cash from operating activities:
       Amortization                                                                                  3,270

    Changes in non-cash working capital items:

       Increase in accounts receivable                                                              (2,397)
       Increase in accounts payable and accrued liabilities                                         27,047
                                                                                             -------------
    Net cash used in operating activities                                                         (261,166)
                                                                                             -------------


CASH FLOWS FROM INVESTING ACTIVITIES
    Acquisition of capital assets                                                                  (38,425)
                                                                                             -------------
    Net cash used in investing activities                                                          (38,425)
                                                                                             -------------


CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from long-term debt                                                                   309,000
    Issuance of capital stock                                                                            2
                                                                                             -------------
    Net cash provided by financing activities                                                      309,002
                                                                                             -------------

Change in cash position during the period                                                            9,411

Cash position, beginning of period                                                                      -
                                                                                             ------------

Cash position, end of period                                                                 $       9,411
============================================================================================================

Supplemental disclosure with respect to cash flows (Note 7)






                 The accompanying notes are an integral part of
                          these financial statements.

MINDFULEYE.COM SYSTEMS INC.
(formerly Investortrack.com Technologies Inc.)
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
DECEMBER 31, 1999
================================================================================


1.   NATURE AND CONTINUANCE OF OPERATIONS

     The Company was incorporated on July 21, 1999 under the laws of British Columbia. The Company is in the development stage and is currently developing a subscription-based service for the retail and institutional investment community that delivers proprietary content directly to subscribers by wireless devices, fax, email, and the web.

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan in this regard to obtain additional working capital through equity financings.

     ========================================================================

     Working capital (deficiency)                               $    (15,239)
     Deficit accumulated during the development stage               (289,086)
     ========================================================================


2.   SIGNIFICANT ACCOUNTING POLICIES

     Use of estimates

     The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

     Capital assets

     Capital  assets  are  recorded  at  cost  less  accumulated   amortization.
     Amortization is being provided for annually, using the declining balance method at the following rates:

         Computer hardware                                    30%
         Computer software                                   100%

     Financial instruments

     The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities and long term debt. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

MINDFULEYE.COM SYSTEMS INC.
(formerly Investortrack.com Technologies Inc.)
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
DECEMBER 31, 1999
================================================================================



2.   SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

     Income taxes

     Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expenses (benefit) results from the net change during the year of deferred tax assets and liabilities.

     Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

     Accounting for derivative instruments and hedging activities

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities" which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In June 1999, the FASB issued SFAS 137 to defer the effective date of SFAS 133 to fiscal quarters of fiscal years beginning after June 15, 2000. The Company does not anticipate that the adoption of the statement will have a significant impact on its financial statements.

     Comprehensive income

     In 1999, the Company adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income". This statement establishes rules for the reporting of comprehensive income and its components. The adoption of SFAS 130 had no impact on total stockholders' equity as of December 31, 1999.

     Software development

     The Company has adopted Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", as its accounting policy for internally developed computer software costs. Under SOP 98-1, computer software costs incurred in the preliminary development stage are expensed as incurred. Computer software costs incurred during the application development stage are capitalized and amortized over the software's estimated useful life.

3.   CAPITAL ASSETS

================================================================================
                                                   Accumulated             Net
                                            Cost   Amortization      Book Value
-------------------------------------------------------------------------------

Computer hardware                $       32,604  $        2,050 $       30,554
Computer software                         5,821           1,220          4,601
                                 --------------  -------------- --------------
                                 $       38,425  $        3,270 $       35,155
================================================================================

MINDFULEYE.COM SYSTEMS INC.
(formerly Investortrack.com Technologies Inc.)
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
DECEMBER 31, 1999
================================================================================



4.   LONG-TERM DEBT

      ==========================================================================
      Note payable to a related  party, bearing interest
        at the prime rate of Bank of Montreal plus 2%, or
        10% if undeterminable; secured; repayable on either
        receipt of proceeds from second round Phase II
        Equity financing or Initial Public Offering,
        whichever is earlier.                                      $    309,000
      ==========================================================================


5.   RELATED PARTY TRANSACTIONS

     The Company had the following balances owing to or from directors, officers or companies in which directors or officers have an interest:

        ======================================================================
        Accounts payable and accrued liabilities                 $      8,040
        Long-term debt                                                309,000
        ======================================================================

     During the period, the Company included in its expenses the following amounts paid or payable to directors, officers and companies in which its directors have an interest.

        ======================================================================
        Consulting fees                                        $       142,543
        Investor relations                                               2,266
        Legal and audit fees                                               210
        Office and miscellaneous                                         3,743
        Telephone and communications                                     1,230
        ======================================================================


6.   UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may incorrectly recognize the year 2000 as some other date, resulting in errors. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000 and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

7.   SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS


================================================================================
                                                                   December 31,
                                                                           1999
--------------------------------------------------------------------------------
        Cash paid for income taxes                                $          -
        Cash paid for interest                                               -
================================================================================

     There were no non-cash investing and financing transactions during the period from incorporation on July 21, 1999 to December 31, 1999.

MINDFULEYE.COM SYSTEMS INC.
(formerly Investortrack.com Technologies Inc.)
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
DECEMBER 31, 1999
================================================================================



8.   INCOME TAXES

     The Company's total deferred tax asset is as follows:

        Net operating loss carryforward                       $        98,289
        Valuation allowance                                           (98,289)
                                                              ----------------
                                                              $            -
                                                              ================


     The Company has a net operating loss carryforward of approximately $289,086 which expires in 2006. The Company provided a full valuation allowance on the deferred tax asset because of the uncertainty regarding realizability.

9.   SUBSEQUENT EVENTS

     The following events occurred subsequent to December 31, 1999:

     a) On January 21, 2000, the Company issued 53 common shares to a company in which its director has an interest.

     b) On January 25, 2000, the shareholders of the Company entered into a letter of intent with Rabatco, Inc ("Rabatco") to sell all of the Company's issued and outstanding common shares in exchange for 6,910,000 common shares of Rabatco at a deemed value of US$0.01 per share and cash proceeds in the amount of US$150,000.

          The term of the Letter of Intent between the shareholders of the Company and Rabatco include the following provision:

          i) Rabatco will complete a private placement financing of US$2,257,500 at US$2.10 per unit. Each unit consisting of one share and one half share purchase warrant exercisable at US$2.10 in the first year and US$2.50 in the second year.

                                  RABATCO, INC.
                          (A Development Stage Company)


                              FINANCIAL STATEMENTS


                                DECEMBER 31, 1999

DAVIDSON & COMPANY    Chartered Accountants        A Partnership of Incorporated
                                                          Professionals



                          INDEPENDENT AUDITORS' REPORT

To the Directors and Stockholders of
Rabatco, Inc.
(A Development Stage Company)


We have audited the accompanying balance sheets of Rabatco, Inc. (A Development Stage Company) as at December 31, 1999 and 1998 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended and the cumulative amounts from inception on June 16, 1977 to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Rabatco, Inc. (A Development Stage Company) as at December 31, 1999 and 1998 and the results of its operations and the changes in its stockholders' equity and its cash flows for the years then ended and the cumulative amounts from inception on June 16, 1977 to December 31, 1999 in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that Rabatco, Inc. will continue as a going concern. The Company is in the development stage and does not have the necessary working capital for its planned activity which raises substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                            "DAVIDSON & COMPANY"

Vancouver, Canada                                          Chartered Accountants

February 16, 2000
                          A Member of SC INTERNATIONAL

    Suite 1200, Stock Exchange Tower, 609 Granville Street, P.O. Box 10372,
                 Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
                  Telephone (604) 687-0947 Fax (604) 687-6172

RABATCO, INC.
(A Development Stage Company)
BALANCE SHEETS
AS AT DECEMBER 31
================================================================================


                                                                                       1999           1998
-----------------------------------------------------------------------------------------------------------
ASSETS

Current assets
    Cash                                                                        $        -     $        -
                                                                                -----------    -----------
    Total current assets                                                        $        -     $        -
===========================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
    Accounts payable                                                            $        -     $        -
                                                                                -----------    -----------
    Total current liabilities                                                            -              -
                                                                                -----------    -----------

STOCKHOLDERS' EQUITY

    Common stock
       Authorized
             100,000,000  common shares with a par value of $0.001

       Issued and outstanding
            December 31, 1999 - 6,750,000  common shares (1998 - 6,750,000)           6,750          6,750

    Additional paid-in capital                                                       73,250         79,325
    Deficit accumulated during the development stage                                (80,000)       (80,000)
                                                                                -----------    -----------
    Total Stockholders' Equity                                                           -              -
                                                                                -----------    -----------
                                                                                $        -     $        -
===========================================================================================================


On behalf of the Board:

                            Director                                    Director
----------------------------             -------------------------------



                 The accompanying notes are an integral part of
                          these financial statements.

RABATCO, INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS
YEAR ENDED DECEMBER 31
================================================================================


                                                               Cumulative
                                                             Amounts from
                                                                 June 16,
                                                                     1977
                                                                 (Date of
                                                            Inception) to       Year Ended      Year Ended
                                                             December 31,     December 31,    December 31,
                                                                     1999             1999            1998
-----------------------------------------------------------------------------------------------------------
REVENUES                                                     $          -      $        -      $         -


OPERATING EXPENSES
    Consulting fees                                                80,000               -           10,000
                                                          ---------------  ---------------  --------------

Loss for the year                                            $     80,000      $        -      $    10,000
===========================================================================================================

Basic and diluted loss per share                                               $    (0.00)     $     (0.01)
===========================================================================================================

Weighted average number of shares outstanding                                    6,750,000       6,750,000
===========================================================================================================












                 The accompanying notes are an integral part of
                          these financial statements.

RABATCO, INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31
================================================================================

                                                                      Cumulative
                                                                    Amounts from
                                                                        June 16,
                                                                            1977
                                                                        (Date of
                                                                   Inception) to       Year Ended      Year Ended
                                                                    December 31,     December 31,    December 31,
                                                                            1999             1999            1998
------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss                                                        $    (80,000)     $         -      $   (10,000)

    Adjustments to reconcile net loss to net cash
       provided by operating activities                                        -                -                -
                                                                    -------------     ------------     ------------

    Net cash used in operating activities                                (80,000)               -          (10,000)
                                                                    -------------     ------------     ------------

CASH FLOWS FROM INVESTING ACTIVITIES
    Net cash used in investing activities                                      -                -                -
                                                                    -------------     ------------     ------------

CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from issuance of common stock                                80,000                -           10,000
                                                                    -------------     ------------     ------------
    Net cash provided by financing activities                             80,000                -           10,000
                                                                    -------------     ------------     ------------

Change in cash position for the year                                           -                -                -

Cash position, beginning of year                                               -                -                -
                                                                    -------------     ------------     ------------

Cash position, end of year                                          $          -      $         -      $         -
===================================================================================================================

Amounts paid for:

    Interest expense                                                $          -      $         -      $         -
    Income taxes                                                               -                -                -
===================================================================================================================

Supplemental disclosure with respect to cash flows (Note 4)





                 The accompanying notes are an integral part of
                          these financial statements.

RABATCO, INC.
(A Development Stage Company)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
================================================================================



                                                                                                       Deficit
                                                                                                   Accumulated
                                                            Common Stock             Additional     During the         Total
                                                     ------------- --------------       Paid-in    Development  Stockholders'
                                                           Shares         Amount        Capital          Stage        Equity
-----------------------------------------------------------------------------------------------------------------------------
Balance, June 16, 1977 (date of inception)                      -      $       -     $        -    $        -     $        -

    Issuance of common stock for cash at $0.013333
       February 3, 1981                                 1,500,000          1,500         18,500             -         20,000

    Issuance of common stock for cash at $0.013333
       May 18, 1981                                       750,000            750          9,250             -         10,000

    Issuance of common stock for cash at $0.013333
       July 20, 1981                                    1,125,000          1,125         13,875             -         15,000

    Issuance of common stock for cash at $0.013333
       November 6, 1981                                 1,350,000          1,350         16,650             -         18,000

    Issuance of common stock for cash at $0.013333
       December 9, 1981                                   525,000            525          6,475             -          7,000

    Net operating loss for the year ended
       December 31, 1981                                        -              -              -       (70,000)       (70,000)
                                                      -----------     ----------     -----------    -----------    ----------
Balance, December 31, 1996                              5,250,000          5,250         64,750       (70,000)            -
                                                      -----------     ----------     -----------    -----------    ----------

Balance, December 31, 1997                              5,250,000          5,250         64,750       (70,000)            -

    Issuance of common stock for cash at $0.006666
       May 1, 1998                                      1,500,000          1,500          8,500             -        10,000

    Net operating loss for the year ended
       December 31, 1998                                        -              -              -       (10,000)      (10,000)
                                                      -----------     ----------     -----------    -----------    ----------

Balance, December 31, 1998                              6,750,000          6,750         73,250       (80,000)            -

    Net operating loss for the year ended
       December 31, 1999                                        -              -              -             -             -
                                                      -----------     ----------     -----------    -----------    ----------

Balance, December 31, 1999                              6,750,000      $   6,750     $   73,250    $  (80,000)    $       -
=============================================================================================================================









                 The accompanying notes are an integral part of
                          these financial statements.

RABATCO, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 1999
================================================================================



1.   ORGANIZATION OF THE COMPANY

     The Company was incorporated under the laws of the state of Nevada on June 16, 1977 with authorized common stock of 100,000 shares with par value of $0.25. On June 20, 1998, the authorized common stock was increased to 100,000,000 shares with a par value of $0.001.

     On June 20, 1998, the Company completed a forward common stock split of one share of its outstanding stock for five shares. This report has been prepared showing after stock split shares with a a par value of $0.001 from its inception.

     The Company has been in the development stage since its inception and has been primarily engaged in the business of developing mining properties. During 1982, the Company abandoned its remaining assets and settled its liabilities and since that date has remained inactive.

2.   GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan in this regard to obtain additional working capital through equity financings.

     =================================================================================

                                                            December 31,   December 31,
                                                                    1999          1998
     ---------------------------------------------------------------------------------
     Deficit accumulated during the development stage       $   (80,000)    $  (80,000)
     Working capital                                                  -              -
     =================================================================================

3.   SIGNIFICANT ACCOUNTING POLICIES

     Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

     Cash and cash equivalents

     The Company considers all investments with a maturity of three months or less to be cash equivalents.

     Loss per share

     Earnings per share are provided in accordance with Statement of Financial Accounting Standards No. 128 "Earnings Per Share". Due to the Company's simple capital structure, with only common stock outstanding, only basic loss per share is presented. Basic loss per share is computed by dividing losses applicable to common stockholders by the weighted average number of common shares outstanding during the period.

RABATCO, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 1999
================================================================================



3.   SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

     Income taxes

     Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expenses (benefit) results from the net change during the year of deferred tax assets and liabilities.

     Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

     Accounting for derivative instruments and hedging activities

     In June 1998, the Financial Accounting standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities" which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In June 1999, the FASB issued SFAS 137 to defer the effective date of SFAS 133 to fiscal quarters of fiscal years beginning after June 15, 2000. The Company does not anticipate that the adoption of the statement will have a significant impact on its financial statements.

     Reporting on costs of start-up activities

     In April 1998, the American Institute of Certified Public Accountant's issued Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-Up Activities" which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle. The adoption during the current year of SOP 98-5 had no affect on the Company's financial statements.

     Stock-based compensation

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee is required to pay for the stock.

     Comprehensive income

     In 1998, the Company adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income". This statement establishes rules for the reporting of comprehensive income and its components. The adoption of SFAS 130 had no impact on total stockholders' equity as of December 31, 1999.

4.   SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

     There were no non-cash transactions during the years ended December 31, 1999 and 1998.

RABATCO, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 1999
================================================================================



5.   INCOME TAXES

     The Company's total deferred tax asset is as follows:

       Net operating loss carryforward             $     3,400
       Valuation allowance                              (3,400)
                                                   -----------

                                                   $        -
                                                   ===========

     The Company has a net operating loss carryforward of approximately $10,000 which expires in 2008. The Company provided a full valuation allowance on the deferred tax asset because of the uncertainty regarding realizability.

6.   SUBSEQUENT EVENTS

     The following events occurred subsequent to year end:

     a) On January 4, 2000, the Company implemented a 15:1 forward stock split. The statement of changes in stockholder's equity has been restated to give retroactive recognition of the stock split presented by reclassifying from common stock to additional paid-in capital, the par value of shares arising from the split. In addition, all references to the number of shares and per share amounts of common stock have been restated to reflect the stock split.

     b)   The Company cancelled 920,000 common shares.

     c) On January 25, 2000, the Company entered into a Letter of Intent with the shareholders of MindfulEye.com Systems Inc. ("MindfulEye") to acquire all of the issued and outstanding common shares of MindfulEye in exchange for cash payment of US$150,000 and issuance of 6,910,000 common shares at a deemed value of US$0.01.

     The term of the Letter of Intent between the Company and the shareholders of MindfulEye include the following provision:

          i) The Company will complete a private placement financing of US$2,257,500 at US$2.10 per unit. Each unit consists of one share and one half share purchase warrant exercisable at US$2.10 in the first year and US$2.50 in the second year.

     As new shareholders of Rabatco, Inc. hold approximately 54% of the outstanding shares of the Company after the combination, the business combination of the two companies is to be accounted for as a capital transaction accompanied by a recapitalization of MindfulEye.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

Exhibit
Number          Description
------          -----------

  2.1           Articles of Incorporation

  2.2           Certificate of Amendment to Articles of Incorporation

  2.3           Bylaws

  6.1           Share Exchange Agreement dated March 13, 2000

  6.2           Lease Agreement dated February 28, 2000

  6.3           Form of Employment Agreement

 27.1           Financial Data Schedule

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 10-SB and has duly caused this Registration Statement to be signed on our behalf by the undersigned, thereunto duly authorized.

                                    MINDFULEYE.COM, INC.



Date:    April --, 2000             By: /s/ Tod Maffin
                                        ---------------------------------------
                                        Tod Maffin, President

                                INDEX TO EXHIBITS

Exhibit
Number          Description
------          -----------

  2.1           Articles of Incorporation

  2.2           Certificate of Amendment to Articles of Incorporation

  2.3           Bylaws

  6.1           Share Exchange Agreement dated March 13, 2000

  6.2           Lease Agreement dated February 28, 2000

  6.3           Form of Employment Agreement

 27.1           Financial Data Schedule